ZEN GRAPHENE SOLUTIONS LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

For the six months ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed interim financial statements, the statements must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor. The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of financial statements by an entity's auditor.

Francis Dube	Brian Bosse
Chief Executive Officer	Chief Financial Officer

ZEN GRAPHENE SOLUTIONS LTD.

ZEN GRAPHENE SOLUTIONS LTD. CONDENSED INTERIM UNAUDITED STATEMENTS OF FINANCIAL POSITION

	September 30,	March 31,
	2020	2020
(Stated in Canadian Dollars)	$	$

ASSETS
Current assets
Cash	2,226,282	805,947
Amounts and other receivables	92,516	77,537
Prepaids and deposits	175,039	190,588
Total current assets	2,493,837	1,074,072

Non-current assets
Equipment [note 3]	141,843	99,515
Exploration and evaluation assets [notes 4 and 8]	25,306,833	25,065,071
Total non-current assets	25,448,676	25,164,586
Total assets	27,942,513	26,238,658

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities [notes 5 and 8]	379,568	415,896
Deferred premium on flow-through shares	64,926	111,679
Total liabilities	444,494	527,575

SHAREHOLDERS' EQUITY
Share capital [note 6(a)]	42,530,763	40,211,736
Warrants [note 6(b)]	581,518	331,415
Share-based payment reserve [note 6(c)]	1,325,571	1,599,609
Shares to be issued [note 4]	472,500	472,500
Deficit	(17,412,333)	(16,904,177)
Total shareholders' equity	27,498,019	25,711,083
Total shareholders' equity and liabilities	27,942,513	26,238,658
Going Concern [note 1]
Commitments and Contingencies [notes 4 and 11]
Subsequent Events [note 15]

See accompanying notes to the condensed interim unaudited financial statements

These financial statements were authorized for issue by the Board of Directors on November 23, 2020.

Approved on behalf of the Board of Directors:

"Eric Wallman"	, Director

"Brian Bosse"	, Director

ZEN GRAPHENE SOLUTIONS LTD. CONDENSED INTERIM UNAUDITED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three	Three	Six	Six
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019
(Stated in Canadian Dollars)	$	$	$	$

EXPENSES
Amortization [note 3]	10,529	1,305	15,760	2,441
Consulting fees	105,667	51,600	187,752	125,563
Contract services	-	10,500	-	31,000
General and administrative [notes 8 and 13]	212,900	132,087	380,391	280,261
Investor relations and promotion	15,950	17,978	23,317	47,537
Professional fees	98,795	27,820	141,805	56,486
Stock-based compensation [note 6(c)]	64,478	127,335	172,290	207,034
Supplies and materials	3,854	-	33,540	-
Loss before the undernoted	512,173	368,625	954,855	750,322

Interest and other income	2,451	769	2,994	3,065
Premium on flow-through shares	16,577	-	46,753	-
Government grants [note 14]	58,316	-	113,952	-
Total other income	77,344	769	163,699	3,065

Net loss for the period, being total comprehensive loss for the period	434,829	367,856	791,156	747,257

Basic and diluted net loss per share [note 12]	0.01	0.00	0.01	0.01

See accompanying notes to the condensed interim unaudited financial statements

ZEN GRAPHENE SOLUTIONS LTD. CONDENSED INTERIM UNAUDITED STATEMENTS OF CASH FLOWS

	Six	Six
	Months	Months
	Ended	Ended
	September 30,	September 30,
	2020	2019
(Stated in Canadian Dollars)	$	$

OPERATING ACTIVITIES
Loss for the period	(791,156)	(747,257)
Items not affecting cash
Amortization [note 3]	15,760	2,441
Premium on flow-through shares	(46,753)	-
Stock-based compensation [note 6(c)]	172,290	207,034
	(649,859)	(537,782)
Net change in non-cash working capital balances [note 7]	103,096	19,178
Cash flows from operating activities	(546,763)	(518,604)

INVESTING ACTIVITIES
Mineral exploration and evaluation expenditures	(400,863)	(674,943)
Government assistance received [note 4]	67,119	-
Purchase of equipment	(58,088)	(1,700)
Cash flows from investing activities	(391,832)	(676,643)

FINANCING ACTIVITIES
Units issued [note 6(a)]	2,050,000	1,050,000
Unit issue costs [note 6(a)]	(37,661)	(17,850)
Proceeds from stock options exercised [note 6(a)]	265,000	-
Proceeds from warrants exercised [note 6(a)]	81,591	-
Cash flows from financing activities	2,358,930	1,032,150

Change in cash during the period	1,420,335	(163,097)
Cash, beginning of period	805,947	1,221,492
Cash, end of period	2,226,282	1,058,395

Supplementary disclosures - see note 7

See accompanying notes to the condensed interim unaudited financial statements

ZEN GRAPHENE SOLUTIONS LTD. CONDENSED INTERIM UNAUDITED STATEMENTS OF CHANGES IN EQUITY

				Share-Based
	Number	Share		Payment	Shares to be		Total
	of	Capital	Warrants	Reserve	Issued	Deficit	Equity
(Stated in Canadian Dollars)	Shares	$	$	$	$	$	$

Balance as at March 31, 2019	74,333,569	38,307,769	677,829	1,748,803	472,500	(16,311,674)	24,895,227
Issuance of units [note 6(a)]	3,000,000	925,950	124,050	-	-	-	1,050,000
Unit issue costs	-	(17,850)	-	-	-	-	(17,850)
Recognition of stock-based compensation [note 6(c)]	-	-	-	222,275	-	-	222,275
Stock options expired [note 6(c)]	-	-	-	(286,500)	-	286,500	-
Share purchase warrants expired [note 6(b)]	-	-	(437,743)	-	-	437,743	-
Net loss and comprehensive loss for the period	-	-	-	-	-	(747,257)	(747,257)
Balance as at September 30, 2019	77,333,569	39,215,869	364,136	1,684,578	472,500	(16,334,688)	25,402,395

Balance as at March 31, 2020	80,405,791	40,211,736	331,415	1,599,609	472,500	(16,904,177)	25,711,083
Issuance of units [note 6(a)]	3,416,666	1,779,015	270,985	-	-	-	2,050,000
Unit issue costs	-	(37,661)	-	-	-	-	(37,661)
Issuance of shares for debt [note 6(a)]	115,711	45,200	-	-	-	-	45,200
Stock options exercised [note 6(a)]	500,000	430,000	-	(165,000)	-	-	265,000
Warrants exercised [note 6(a)]	163,181	102,473	(20,882)	-	-	-	81,591
Recognition of stock-based compensation [note 6(c)]	-	-	-	173,962	-	-	173,962
Stock options expired [note 6(c)]	-	-	-	(283,000)	-	283,000	-
Net loss and comprehensive loss for the period	-	-	-	-	-	(791,156)	(791,156)
Balance as at September 30, 2020	84,601,349	42,530,763	581,518	1,325,571	472,500	(17,412,333)	27,498,019

See accompanying notes to the condensed interim unaudited financial statements

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

1. NATURE OF BUSINESS AND GOING CONCERN

ZEN Graphene Solutions Ltd. (the "Company") was incorporated on July 29, 2008 under the laws of the province of Ontario, Canada. The principal business of the Company is to develop opportunities in the graphene and related nano-materials industry based on its unique Albany graphite. The address of the Company's executive office is 210 - 1205 Amber Drive, Thunder Bay, Ontario, P7B 6M4, Canada.

The Company is an emerging high-tech nanographite and graphene materials company based in Thunder Bay, Ontario, Canada. The recovery of the amounts shown for the exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, social licensing requirements and non-compliance with regulatory requirements. The Company's assets may also be subject to increases in taxes and royalties, renegotiation of contracts, and political uncertainty.

These condensed interim unaudited financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the settlement of liabilities in the normal course of business. The Company had continuing losses for the six month period ended September 30, 2020. As at September 30, 2020, the Company had an accumulated deficit of $17,412,333 (March 31, 2020 - $16,904,177) and working capital of $2,049,343 (March 31, 2020 - $546,497). The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, the ability of the Company to obtain necessary financing, and the ability of the Company to identify, evaluate, and negotiate an acquisition of, a participation in or an interest in properties, assets, or businesses. Management feels that additional working capital will be required from public share offerings and stock option exercises to meet the Company's liabilities and commitments as they come due. See Note 15. These condensed interim unaudited financial statements do not reflect any adjustments to amounts that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

There has been a global outbreak of COVID-19 (coronavirus), which has had a significant impact on businesses through the restrictions put in place by the Canadian, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put, in place by Canada and other countries to fight the virus.

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

2. SIGNIFICANT ACCOUNTING POLICIES

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 - Interim Financial Reporting. The accounting policies followed in these condensed interim financial statements were applied on a consistent basis as those applied in the Company's audited annual financial statements for the year ended March 31, 2020, except as noted below.

The condensed interim financial statements do not contain all disclosures required under IFRS and should be read in conjunction with the Company's audited annual financial statements and the notes thereto for the year ended March 31, 2020.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include exploration and evaluation assets, share-based payments, allocation of financing proceeds and income taxes. Differences may be material.

New Accounting Standards and Interpretations Adopted

IAS 1 - Presentation of Financial Statements ("IAS 1") and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. As at April 1, 2020, the Company adopted the amendments to these standards and there was no material impact on the Company's financial statements.

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

3. EQUIPMENT

For the six months ended September 30, 2020

	Opening			Amortization	Closing
	net book			for the	net book
	value	Additions	Disposals	period	value
	$	$	$	$	$
Equipment - Automotive	143	-	-	(14)	129
Equipment - Office	1,622	-	-	(162)	1,460
Equipment - Field	80,513	58,088	-	(13,860)	124,741
Computers	13,303	-	-	(1,330)	11,973
Signage	3,934	-	-	(394)	3,540
Total	99,515	58,088	-	(15,760)	141,843

As at September 30, 2020
				Accumulated	Net book
			Cost	Amortization	value
			$	$	$
Equipment - Automotive			1,439	(1,310)	129
Equipment - Office			15,799	(14,339)	1,460
Equipment - Field			188,026	(63,285)	124,741
Computers			49,127	(37,154)	11,973
Signage			4,917	(1,377)	3,540
Total			259,308	(117,465)	141,843

For the year ended March 31, 2020

	Opening			Amortization	Closing
	net book			for the	net book
	value	Additions	Disposals	year	value
	$	$	$	$	$
Equipment - Automotive	179	-	-	(36)	143
Equipment - Office	2,027	-	-	(405)	1,622
Equipment - Field	6,247	94,395	-	(20,129)	80,513
Computers	12,730	3,899	-	(3,326)	13,303
Signage	-	4,917	-	(983)	3,934
Total	21,183	103,211	-	(24,879)	99,515

As at March 31, 2020
				Accumulated	Net book
			Cost	Amortization	value
			$	$	$
Equipment - Automotive			1,439	(1,296)	143
Equipment - Office			15,799	(14,177)	1,622
Equipment - Field			129,938	(49,425)	80,513
Computers			49,127	(35,824)	13,303
Signage			4,917	(983)	3,934
Total			201,220	(101,705)	99,515

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

4. EXPLORATION AND EVALUATION ASSETS

During the year ended March 31, 2010, the Company signed an option agreement which was subsequently superseded and replaced effective November 2, 2010 (the "Albany Agreement"), to earn an interest in the Albany Property located in Northern Ontario. Under the terms of the Albany Agreement, the Company can acquire, upon exercise of the first option, a 25% interest in the Albany Property, and upon exercise of the second option, an additional 55% interest in the Albany Property. The first option was exercised after completion of a helicopter-borne geophysical survey on the property during the quarter ended June 30, 2010 and issuance of 1,000,000 units to the optionor during the quarter ended September 30, 2010, each unit being comprised of one common share and one warrant to purchase one additional common share at a price of $1.50 any time before December 23, 2015.

The second option was exercised after making certain payments totaling $140,000 and incurring aggregate expenses on the property in excess of $10,000,000.

On November 21, 2012, the Company reached an agreement with the optionor to amend the Albany Agreement and acquired the remaining 20% interest in the Albany Property (claim block 4F) bringing the Company's total interest in the property to 100%. Pursuant to the terms of the transaction, the Company and the optionor agreed to the following with respect to this agreement:

a) The Company will issue to the optionor a total of 1,250,000 shares as follows: (i) 500,000 shares upon signing the agreement (issued and valued at $315,000 based on the fair market value at the agreement date); (ii) 250,000 shares to be issued upon completion of a pre-feasibility study (valued at $157,500 based on the fair market value at the agreement date); (iii) 500,000 shares to be issued upon completion of a feasibility study (valued at $315,000 based on the fair market value at the agreement date). Total shares to be issued are 750,000 common shares valued at $472,500.

b) The Company granted the optionor a net smelter return royalty of 0.75% on the 4F claim block, of which 0.5% can be purchased at any time for $500,000; and

c) Assumption of all liabilities of the property.

The second option on the other claims is subject to a covenant to conduct drilling, a payment of $55,000 on July 1, 2013 (paid) and an obligation not to be in default of the terms under the Albany Agreement. The Albany Agreement provides a clawback right that allows the optionor to reduce the Company's interest in the other claims to 30% subsequent to the exercise of the second option by giving notice within 30 days that the optionor intends to commence sole funding up to completion of a feasibility study within 48 months and within 30 days deliver a payment of $27,500,000.

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

4. EXPLORATION AND EVALUATION ASSETS (continued)

The amounts shown below represent costs incurred to date, and do not necessarily represent present or future value as these are entirely dependent upon the economic recovery of future ore reserves.

	Opening		Ending
	Balance	Expenditures	Balance
Albany Property	$	$	$

For the year ended March 31, 2020	24,054,172	1,010,899	25,065,071

For the six months ended September 30, 2020	25,065,071	241,762	25,306,833

Expenditures include acquisition costs of $1,292,500 for the Albany Property as at September 30, 2020 (March 31, 2020 - $1,292,500). The remaining balances are comprised of exploration expenditures. Government assistance received during the six month period ended September 30, 2020 totaled $67,119 (2019: $290,193).

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	March 31,
	2020	2020
	$	$
Trade payables	354,568	390,896
Accrued liabilities	25,000	25,000
	379,568	415,896

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

6. SHARE CAPITAL

(a) Share Capital

The Company is authorized to issue an unlimited number of common shares, with no par value.

During the six month period ended September 30, 2020, the Company completed the following share capital transactions:

On June 26, 2020 and July 6, 2020, in a private placement, a total of 3,416,666 units were issued at $0.60 per unit for gross proceeds of $2,050,000. Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant exercisable at $0.80 for a period of two years. The securities issued pursuant to the offering are subject to a four-month and one day statutory hold period. Share issue costs associated with this private placement totaled $37,661.

On August 19, 2020, pursuant to a shares for debt agreement, the Company issued 115,711 common shares to a trade creditor at a variable agreed upon price of between $0.34 and $0.59 per common share in settlement of various amounts owing.

A total of 500,000 common shares were issued upon exercise of 500,000 stock options at a price of $0.53 per option for total proceeds of $265,000. The carrying value of the options, being $165,000, was removed from Share-based payment reserve and added to Share Capital.

A total of 163,181 common shares were issued upon exercise of 163,181 warrants at a price of $0.50 per warrant for total proceeds of $81,591. The carrying value of the warrants, being $20,882, was removed from Warrants and added to Share Capital.

During the six month period ended September 30, 2019, the Company completed the following share capital transactions:

On September 12, 2019, in a private placement financing, a total of 3,000,000 units were issued at $0.35 per unit for gross proceeds of $1,050,000. Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant exercisable at $0.50 for a period of two years. The securities issued pursuant to the offering are subject to a four-month and one day statutory hold period. Share issue costs associated with this private placement totaled $17,850.

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

6. SHARE CAPITAL (continued)

(b) Share Purchase Warrants

Details of share purchase warrants outstanding as of September 30, 2020 are as follows:

	Exercise	Grant Date	September 30,
	Price	Fair Value	2020
Expiry Date	$	$	#
November 16, 2020	0.60	72,114	647,778
December 21, 2020	0.50	33,482	239,156
June 22, 2021	0.80	72,086	655,848
September 12, 2021	0.50	124,050	1,500,000
December 19, 2021	0.50	8,801	88,013
June 26, 2022	0.80	270,985	1,708,333
		581,518	4,839,128

The following is a summary of warrants activity for the periods ended September 30, 2020 and March 31, 2020:

	September 30, 2020		March 31, 2020
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Balance, beginning of period	3,293,976	0.58	3,852,600	0.95
Granted	1,708,333	0.80	1,637,100	0.50
Exercised	(163,181)	0.50
Expired	-	-	(2,195,724)	1.17
Balance, end of period	4,839,128	0.66	3,293,976	0.58

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

6. SHARE CAPITAL (continued)

(b) Share Purchase Warrants (continued)

On June 26, 2020 and July 6, 2020, the Company issued 1,708,333 share purchase warrants as part of a private placement financing with an exercise price of $0.80 and an expiry date of June 26, 2022. The grant date fair value of these warrants was $0.16. The remaining contractual life of the warrants issued and outstanding at September 30, 2020 was 1.74 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 79%; risk-free interest rate of 0.30%; and expected life of 2 years.

On June 22, 2018, the Company issued 655,848 share purchase warrants as part of a private placement financing with an exercise price of $0.80 and an expiry date of June 22, 2020 which was subsequently extended to June 22, 2021. The grant date fair value of these warrants was $0.11. The remaining contractual life of the warrants issued and outstanding at September 30, 2020 was 0.73 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 65%; risk-free interest rate of 1.77%; and expected life of 2 years.

On November 16, 2018, the Company issued 647,778 share purchase warrants as part of a private placement financing with an exercise price of $0.60 and an expiry date of November 16, 2020. The grant date fair value of these warrants was $0.11. The remaining contractual life of the warrants issued and outstanding at September 30, 2020 was 0.13 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; risk-free interest rate of 2.21%; and expected life of 2 years.

On December 21, 2018, the Company issued 353,250 share purchase warrants as part of the share issue costs related to a private placement financing with an exercise price of $0.50 and an expiry date of December 21, 2020. The grant date fair value of these warrants was $0.14. The remaining contractual life of the warrants issued and outstanding at September 30, 2020 was 0.22 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; risk-free interest rate of 1.91%; and expected life of 2 years.

On September 12, 2019, the Company issued 1,500,000 share purchase warrants as part of a private placement financing with an exercise price of $0.50 and an expiry date of September 12, 2021. The grant date fair value of these warrants was $0.08. The remaining contractual life of the warrants issued and outstanding at September 30, 2020 was 0.95 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 74%; risk-free interest rate of 1.58%; and expected life of 2 years.

On December 19, 2019, the Company issued 137,100 share purchase warrants as part of the share issue costs related to a private placement financing with an exercise price of $0.50 and an expiry date of December 19, 2021. The grant date fair value of these warrants was $0.10. The remaining contractual life of the warrants issued and outstanding at September 30, 2020 was 1.22 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; risk-free interest rate of 1.67%; and expected life of 2 years.

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

6. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve

The Company has a stock option plan (the "Plan") for directors, officers, employees and consultants. The Plan authorizes the granting of options to purchase up to a maximum of 10% of the issued and outstanding common shares at the time of grant, of which 5,025,000 options are outstanding as at September 30, 2020.

The Plan provides that:

a) any options granted pursuant to the Plan shall expire no later than ten years after the date of grant;

b) any options granted pursuant to the Plan shall be non-assignable and non-transferable;

c) the number of common shares issuable pursuant to the Plan to any one person in any 12-month period shall not exceed 5% of the outstanding common shares;

d) the number of common shares issuable pursuant to the Plan to any one consultant in any 12-month period may not exceed 2% of the outstanding common shares;

e) the number of common shares issuable pursuant to the Plan to persons employed in investor relation activities may not exceed 2% of the outstanding common shares in any 12-month period.

f) the Plan provides that options shall expire and terminate 90 days following the date the optionee ceases to be an employee, director or officer of, or consultant to, the Company, provided that if such termination is as a result of death of the optionee, the optionee's personal representative shall have one year to exercise such options.

g) the number of common shares: (1) reserved for issuance to insiders of the Company may not exceed 10% of the issued and outstanding common shares; and (2) which may be issued to insiders within a one-year period may not exceed 10% of the issued and outstanding common shares.

h) the Plan provides that options granted under the Plan shall vest in the optionee, and may be exercisable by the optionee under certain vesting terms.

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

6. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

During the six month period ended September 30, 2020, the Company issued the following stock options:

On May 8, 2020, the Company issued 600,000 stock options to a number of directors, officers, employees and consultants with an exercise price of $0.40 per share and an expiry date of May 8, 2025. The grant date fair value of these stock options was $0.22. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 75%; expected forfeiture rate of 0%; risk-free interest rate of 0.30%; and expected life of 5 years. The vesting period of the options granted to directors is as follows: 1/3 at May 8, 2020; 1/3 at November 8, 2020; 1/3 at May 8, 2021. The vesting period of the options granted to the officers, employees and consultants is as follows: 1/3 at May 8, 2020; 1/3 at May 8, 2021; 1/3 at May 8, 2022.

On May 16, 2020, the Company issued 100,000 stock options to a consultant with an exercise price of $0.40 per share and an expiry date of May 16, 2025. The grant date fair value of these stock options was $0.24. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 75%; expected forfeiture rate of 0%; risk-free interest rate of 0.30%; and expected life of 5 years. The vesting period of the options granted to the consultant is as follows: 1/3 at May 16, 2020; 1/3 at November 16, 2020; 1/3 at May 16, 2021.

On July 6, 2020, the Company issued 100,000 stock options to a consultant with an exercise price of $0.68 per share and an expiry date of July 6, 2025. The grant date fair value of these stock options was $0.41. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 75%; expected forfeiture rate of 0%; risk-free interest rate of 0.26%; and expected life of 5 years. The vesting period of the options granted to the consultant is as follows: 1/3 at July 6, 2020; 1/3 at July 6, 2021; 1/3 at July 6, 2022.

On July 24, 2020, the Company issued 150,000 stock options to a consultant with an exercise price of $0.63 per share and an expiry date of July 24, 2025. The grant date fair value of these stock options was $0.38. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 75%; expected forfeiture rate of 0%; risk-free interest rate of 0.26%; and expected life of 5 years. The vesting period of the options granted to the consultant is as follows: 1/3 at July 24, 2020; 1/3 at July 24, 2021; 1/3 at July 24, 2022.

During the six month period ended September 30, 2019, the Company issued the following stock options:

On July 17, 2019, the Company issued 1,225,000 stock options to a number of directors, officers, employees and consultants with an exercise price of $0.40 per share and an expiry date of July 17, 2024. The grant date fair value of these stock options was $0.17. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; expected forfeiture rate of 0%; risk-free interest rate of 1.55%; and expected life of 5 years. The vesting period for these options is as follows: 1/3 at July 17, 2019; 1/3 at January 17, 2020; 1/3 at July 17, 2020.

The Company's computation of expected volatility for the six months ended September 30, 2020 and 2019 is based on the Company's market close price over a prior period equal to the expected life of the options.

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

6. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

The Company applies the fair value method of accounting for share-based payment awards to directors, officers, employees and non-employees. Accordingly, the following amounts have been recognized as compensation expense, exploration and evaluation assets and under capital stock as share-based payment reserve:

	Six months	Six months
	Ended	Ended
	September 30,	September 30,
	2020	2019
	$	$

Stock-based compensation expense	172,290	207,034
Exploration and evaluation assets	1,672	15,241
	173,962	222,275

Stock option and share-based payment activity for the periods ended September 30, 2020 and March 31, 2020 are summarized as follows:

	September 30, 2020		March 31, 2020
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$

Balance, beginning of period	4,775,000	0.55	4,140,000	0.65
Granted	950,000	0.47	1,375,000	0.40
Exercised	(500,000)	0.53	-	-
Expired	(200,000)	1.67	(740,000)	0.86
Balance, end of period	5,025,000	0.49	4,775,000	0.55

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

6. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

At September 30, 2020, outstanding options to acquire common shares of the Company were as follows:

					Weighted
		Number of	Number of		average
		Options	Options	Grant date fair	remaining
	Exercise Price	Issued	Exercisable	value	contractual life
Expiry Date	$	#	#	$	(years)
July 5, 2021	0.72	450,000	450,000	252,000	0.76
July 3, 2023	0.50	1,350,000	1,350,000	405,000	2.76
August 13, 2023	0.53	800,000	800,000	264,000	2.87
November 14, 2023	0.40	100,000	100,000	26,000	3.12
July 17, 2024	0.40	1,225,000	1,225,000	208,250	3.80
October 22, 2024	0.40	50,000	33,333	12,000	4.06
December 10, 2024	0.40	100,000	66,667	19,000	4.20
May 8, 2025	0.40	600,000	200,000	132,000	4.61
May 16, 2025	0.40	100,000	33,333	24,000	4.63
July 6, 2025	0.68	100,000	33,333	41,000	4.77
July 24, 2025	0.63	150,000	50,000	57,000	4.82
		5,025,000	4,341,666	1,440,250	3.26

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

7. SUPPLEMENTAL DISCLOSURES ON STATEMENTS OF CASH FLOWS

Changes in non-cash working capital balances consist of:

	September 30,	September 30,
	2020	2019
	$	$

Amounts and other receivables	(14,979)	144,321
Prepaids and deposits	15,549	15,120
Accounts payable and accrued liabilities	102,526	(140,263)
	103,096	19,178

Supplementary disclosures:

Change in accrued exploration property expenditures	$(93,654)	$(234,435)

Stock-based compensation charged to exploration and evaluation assets	$1,672	$15,241

Shares issued to settle debt	$45,200	$-

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

8. RELATED PARTY TRANSACTIONS

The total transactions with companies controlled by members of key management personnel during the six month periods ended September 30, 2020 and 2019 were as follows:

	2020	2019
	$	$

Exploration and evaluation assets	83,039	93,368
General and administrative	1,854	14,025
	84,893	107,393

Included in accounts payable and accrued liabilities are amounts owing to related parties of $34 (2019 - $11,300). The amounts owing are unsecured, non-interest bearing and are repayable under normal terms and conditions.

The remuneration of directors and other members of key management personnel during the six month periods ended September 30, 2020 and 2019 were as follows:

	2020	2019
	$	$

Short-term benefits	222,167	76,000
Stock-based compensation	75,417	169,323
	297,584	245,323

As part of the private placements issued during the six month period ended September 30, 2019 as disclosed in note 6(a), officers and directors of the Company purchased 1,014,286 units for gross proceeds of $355,000.

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non- executive) of the Company.

The remuneration of directors and key executives is determined by the board of directors having regard to the performance of individuals and market trends.

See also note 11(b).

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

9. FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company's operations include the acquisition and exploration of mineral properties in Canada. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors. There have been no significant changes in the risks, objectives, policies and procedures for managing risks during the six month period ended September 30, 2020.

a) Credit Risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

i) Trade Credit Risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall the Company's credit risk has not changed significantly from the prior period.

b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities are due within the current operating period.

c) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a significant loss as a result of a decline in the fair market value of investments or items held within cash and cash equivalents is limited given that the majority have a relatively short maturity. The Company manages its interest rate risk with investments by investing the majority of funds in short-term investments and therefore is not exposed to significant fluctuations in interest rates. The Company believes that its interest rate risk is minimal.

d) Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The functional and reporting currency of the Company is the Canadian dollar. The Company is involved with a small number of foreign vendors in the United States of America. Changes in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company's results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations as the exposure has been deemed to be minimal.

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

9. FINANCIAL INSTRUMENTS AND RELATED RISKS (continued)

e) Fair Value of Financial Instruments

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at September 30, 2020, the Company does not have any financial instruments recorded at fair value and that require classification within the fair value hierarchy.

The fair values of all of the Company's financial instruments approximate their carrying values, given their short-term nature.

10. MANAGEMENT OF CAPITAL

The Company's objective when managing capital is to safeguard the entity's ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of shareholders' equity. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company's capital management objectives, policies and processes have remained unchanged during the six months ended September 30, 2020 and the year ended March 31, 2020.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares through private placements.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than Policy 2.5 of the TSX Venture Exchange which requires adequate working capital or financial resources of the greater of (i) $50,000 and (ii) an amount required in order to maintain operations and cover general and administrative expenses for a period of 6 months.

The properties in which the Company currently has an interest are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

11. COMMITMENTS AND CONTINGENCIES

a) Environmental Contingencies

The Company's exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

b) Employment Agreements

The Company has renewed the consulting agreement with its Vice-President Exploration and Chief Geologist dated July 1, 2018 and the individual was also promoted to company Vice President. On September 14, 2018, the individual was promoted to the position of company President. The current salary level for the individual pursuant to the employment agreement is $180,000 annually.

The Company has an employment agreement with its Chief Executive Officer dated August 1, 2018. The current salary level for the individual pursuant to the employment agreement is $150,000 annually.

The Company has an employment agreement with its Chief Financial Officer dated January 15, 2019. The current salary level for the individual pursuant to the employment agreement is $80,000 annually.

c) Exploration Agreement

The Company has entered into an agreement with Constance Lake First Nation ("CLFN") governing the relationship in regard to the Company's exploration on traditional lands of CLFN, pursuant to which, the Company has the following commitments.

Cost of Implementation Committee:

On a yearly basis, commencing on the date that an implementation committee is formed and continuing for the following twelve (12) months, the Company shall make a total contribution of $22,000, and in years following the year in which this agreement is executed, an additional amount equivalent to the increase in the Ontario consumer price index for the preceding year, to pay: the reasonable expenses of the Implementation Committee members and the reasonable costs of an archaeologist for any archaeological assessments. As of September 30, 2020, the Company believes it is in compliance with this agreement.

Cost of Annual Gathering:

The Company will pay on an annual basis, $1,200, and in years following the year in which this agreement is executed, an additional amount equivalent to the increase in the Ontario consumer price index for the preceding year, for CLFN and the Company to have a community "feast" and conduct an information session with CLFN members about the exploration, this agreement and any issues pertaining to this agreement's implementation.

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

11. COMMITMENTS AND CONTINGENCIES (continued)

d) Other commitments

As part of previous flow-through share issuances, the Company is committed to incurring approximately $520,000 in qualifying exploration and evaluation expenditures on or before December 31, 2020.

e) Contingent liabilities

In September 2018, the Company received a statement of claim from a former employee. The Company is in the process of defending the claim, but views the claim as unmeritorious. On March 24, 2020, the Company commenced an action claim against the former employee for relief relating to contracts and transactions between that employee and the Company, seeking to set aside those agreements and, where applicable, seeking disgorgement of unspecified amounts relating to benefits obtained under those agreements.

12. LOSS PER SHARE

Basic loss per share figures are calculated using the weighted average number of common shares outstanding. The weighted average number of common shares issued and outstanding for the six months ended September 30, 2020 is 84,189,662 (2019: 74,926,976). Diluted loss per share figures are calculated after taking into account all warrants and stock options granted. Exercise of the outstanding warrants and stock options would be anti-dilutive with respect to loss per share calculations, and therefore diluted loss per share is equal to basic loss per share. The number of potentially dilutive common shares resulting from the exercise of outstanding warrants and stock options that were not included in the calculation of diluted loss per share was 9,864,128 (September 30, 2019: 7,341,572).

13. GENERAL AND ADMINISTRATIVE EXPENSES

	Three months	Three months	Six months	Six months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019
	$	$	$	$

Salaries and benefits	113,227	42,970	206,411	106,360
Meals and entertainment	4,676	4,469	8,981	9,756
Transfer agent fees	4,620	4,960	9,214	6,132
Accommodations	4,850	5,811	9,990	11,920
Investor communications	30,406	46,408	36,359	85,883
Travel	8,458	9,236	13,483	19,425
Occupancy and office expenses	46,663	18,233	95,953	40,785
	212,900	132,087	380,391	280,261

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

14. GOVERNMENT GRANTS

The grantor will reimburse 50% up to a maximum of $1,000,000 spent by the Company on relevant expenses directly related to graphite purification, graphene production research, concrete additive research and large-scale graphene-enhanced concrete testing.

15. SUBSEQUENT EVENTS

On October 6, 2020, 400,000 stock options were issued to directors and officers under the stock option plan described in Note 6(c). The stock options have an exercise price of $0.75 per share and an expiry date of October 6, 2025. The vesting period of the options granted to the directors and officers is as follows: 1/3 at October 6, 2020; 1/3 at April 6, 2021; 1/3 at October 6, 2021.

Subsequent to the three month period ended September 30, 2020, numerous warrant holders exercised a total of 978,093 warrants at exercise prices ranging from $0.50 to $0.80 per warrant resulting in proceeds of $587,922 to the Company.

On November 12, 2020, the Company announced that it had signed a three year lease with an option for another three years on 25,680 square feet of newly built B.1 industrial zoning space in Guelph, Ontario. The new space will become the Company's manufacturing facility and corporate headquarters.